UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-33708

Philip Morris International Deferred Profit-Sharing Plan

(Full title of the plan)

PHILIP MORRIS INTERNATIONAL INC.

120 Park Avenue

New York, New York 10017

(Name of issuer of the securities held pursuant to the plan

and address of its principal executive office.)

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

ANNUAL REPORT ON FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Page (s)
Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2009 and 2008	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	5
Notes to Financial Statements	6-16

Supplemental Schedule*:
Schedule H - Line 4i - Schedule of Assets (Held at End of Year)	17

Signatures	18

Exhibit:
23. Consent of Independent Registered Public Accounting Firm

*    Other schedules required by 29 CFR of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To:	Philip Morris International Benefits Committee, the Administrator and the Participants of Philip Morris International Deferred Profit-Sharing Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Philip Morris International Deferred Profit-Sharing Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
June 15, 2010

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

at December 31, 2009 and 2008

(in thousands of dollars)

	2009	2008
Investments:
Investments at fair value	$204,176	$178,333
Participant loans	891	674

Total investments	205,067	179,007

Receivables:
Employer’s contribution	3,848	3,362
Participants’ contributions	57	107
Dividends and other receivables	568	609

Total receivables	4,473	4,078

Net assets at fair value	209,540	183,085

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(222)	3,617

Net assets available for benefits	$209,318	$186,702

The accompanying notes are an integral part of these financial statements.

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the Year Ended December 31, 2009

(in thousands of dollars)

2009
Investment income:
Net appreciation in fair value of investments	$20,846
Dividends and interest	7,208
Interest from participant loans	47

Total investment income	28,101

Contributions to the Plan:
By employer	4,331
By participants	2,208

Total contributions	6,539

Total additions	34,640

Deductions from net assets attributed to:
Distributions and withdrawals	(12,455)

Total deductions	(12,455)

Transfers in	431

Net increase	22,616

Net assets available for benefits:
Beginning of year	186,702

End of year	$209,318

The accompanying notes are an integral part of these financial statements.

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan:

General:

The Philip Morris International Deferred Profit-Sharing Plan (the “Plan”) is a defined contribution plan maintained for the benefit of eligible salaried employees of Philip Morris International Inc., Philip Morris International Management LLC, Philip Morris Latin America & Canada Inc., Philip Morris Latin America Sales Corp., PMI Global Services Inc., and PMPI LLC (collectively, the “Participating Companies”). The Plan is designed to provide eligible employees with an opportunity to share in the profits of their Participating Company and to invest certain of their funds in a tax-advantaged manner. Participants should refer to the official Plan document that legally governs the operation of the Plan for a complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On May 11, 2009, all of the assets and liabilities allocable to employees of Philip Morris Products Inc. (“PMPI”) were transferred from the Philip Morris Products Inc. Export Processing Facility 401(k) Plan into the Plan.

The administration of the Plan has been delegated to the Administrator, as defined in the Plan. The Philip Morris International Benefits Committee (the “Benefits Committee”) is responsible for the operation and management of the investment of the assets of the Plan, other than the investment options (the “PMI Stock Investment Option”, the “Altria Stock Investment Option” and the “Kraft Stock Investment Option”) invested exclusively in the common stock of Philip Morris International (“PMI Stock”), the common stock of Altria Group, Inc. (“Altria Stock”) and the common stock of Kraft Foods Inc. (“Kraft Stock”) (hereinafter collectively referred to as “Common Stock”). Evercore Trust Company, N.A. is the named fiduciary with respect to the management of the investments of the PMI Stock Investment Option, the Altria Stock Investment Option and the Kraft Stock Investment Option. The PMI Stock Investment Option, the Altria Stock Investment Option and the Kraft Stock Investment Option are permanent features of the Plan. The Administrator, the Benefits Committee and Evercore Trust Company, N.A. are hereinafter collectively referred to as the “Fiduciaries”.

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

Contributions:

Each eligible employee of a Participating Company may make before-tax and after-tax contributions to the Plan as soon as administratively practicable following his or her date of hire. All eligible employees other than employees who are hired or rehired by, or transferred to, a Participating Company on or after January 1, 2009 (“Match-Eligible Employees”), become eligible for the Participating Company’s contribution (the “Company Contribution”) upon completion of twenty-four months of service, as defined by the Plan (including services with Altria Group, Inc. and its affiliates accumulated under the Predecessor DPS Plan). Match-Eligible Employees become eligible for a Company Contribution after completing 12 months of service. In addition, Match-Eligible Employees who make before-tax and/or after-tax contributions become eligible for a company match contribution (the “Company Match Contribution”) after 90 days of service. Participants can direct all contributions among eight investment options.

Employee Stock Ownership Plan:

The employee stock ownership plan (“ESOP”) portion of the Plan permits each participant who invests in the PMI Stock Investment Option to elect, no later than the business day immediately preceding an ex-dividend date with respect to a dividend payable on shares of PMI Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional shares of PMI Stock.

Any cash dividends paid on Kraft Stock (held in the Kraft Stock Investment Option) or Altria Stock (held in the Altria Stock Investment Option) cannot be reinvested in Kraft Stock or Altria Stock, but instead will be invested according to the participant’s current investment elections. If the participant has not provided an investment election, cash dividends will be invested in the Vanguard Life Strategy Moderate Growth Fund. The participant does not have the right to elect to have these dividends paid to them in cash.

Participant Accounts:

Each participant’s Plan account is credited with the Company Contribution, Company Match Contribution (for Match-Eligible Employees), participant’s personal contributions and the allocated share of the investment activities of each investment option in which he or she participates, and is charged with an allocation of Plan expenses, as defined by the Plan document.

Vesting:

Each participant is at all times fully vested in the balance held in each of his or her Plan accounts. Eligible participants are vested immediately in the Company Contribution and Company Match Contribution.

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

Distributions and Withdrawals:

Distributions are made only when a person ceases to be a participant. Upon termination, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan account balances.

Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan document.

Participant Loans:

The loan program permits participants to borrow from their Plan accounts in accordance with the provisions outlined in the Plan document. Interest on participant loans, which is determined at the time of the loan issuance, is equal to the prime rate as published in The Wall Street Journal generally as of the last day of the quarter preceding the loan and is fixed for the term of the loan. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of one-half of a participant’s account balance at the time of the loan request or $50,000, less the participant’s highest outstanding loan balance during the 12-month period preceding the loan request. Loan repayment periods range from two to twenty-five years depending on the type of loan.

A participant’s loan account equals the original principal amount less principal repayments. The principal amounts of loan repayments reduce the loan account and are added back to the participant’s Plan accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the investment options according to the participant’s investment authorization in effect at the time of repayment.

2.	Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the applicable Fiduciary to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties:

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Certain assets of the trust are invested in Common Stock and mutual funds, which could be subject to significant market fluctuations. A small portion of the assets is held in a money market account.

Valuation of Investments:

The Plan’s investments are composed of the following:

•

Commingled funds consisting of investment contracts (primarily synthetic guaranteed investment contracts). Investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan’s investment in the Deutsche Pyramid Stable Value Fund is fully benefit-responsive and therefore, contract value is the relevant measurement attribute for the portion of the net assets available for benefits attributable to the fund contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Deutsche Pyramid Stable Value Fund, a collective trust, is valued based on information reported by the investment advisor using the audited financial statements of the collective trust which are as of and for the year ended December 31, 2009.

•	Mutual funds that are stated at the respective funds’ net asset value per share, which is determined based on market values at the closing price on the last business day of the year.

•

Equity securities, primarily consisting of common stock, that are listed on an exchange are valued at the closing price on the last business day of the year. Listed securities for which no sale was reported on that date are recorded at the last reported bid price.

•	Short-term temporary investments, such as money markets, that are generally carried at cost, which approximates fair value.

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

Investment Transactions and Investment Income:

An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

Realized gains or losses from security transactions are reported on the average cost method.

Distributions and Withdrawals:

Distributions and withdrawals are recorded when paid.

Expenses:

Investment management fees, brokerage commissions (excluding those for Common Stock held in the PMI Stock Investment Option, the Altria Stock Investment Option and the Kraft Stock Investment Option) and other expenses charged by the manager of the investment option are charged against the net asset value of the specific investment option and reduce investment return.

Administrative fees such as participant recordkeeping fees are charged directly to participant accounts, usually on a monthly basis.

Transaction fees (including fees associated with the trading of Common Stock) are charged solely to the accounts of the participants that initiate the transactions.

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

3.	Contributions:

Beginning January 1, 2009, the Company Contribution to the Plan, on behalf of eligible employees of the Participating Companies who have met their eligibility service requirement (“Philip Morris Participants”) is based on the business rating of PMI as determined by the PMI Compensation and Leadership Development Committee each year. Based on the annual business rating, the Company Contribution to eligible Plan participants will range from 7% to 15% of eligible compensation.

Match-Eligible Employees are not eligible to participate in the Philip Morris International retirement plan. However, in addition to the Company Contribution, Match-Eligible Employees who make before-tax and/or after-tax contributions for any payroll period after 90 days from their date of hire will also receive a Company Match Contribution. The Participating Companies will match the participant’s before-tax contributions and after-tax contributions, dollar for dollar, up to the first 5% of eligible compensation that the participant contributes for each payroll period.

The Company Contribution, expressed as a uniform percentage of aggregate participant compensation, is allocated ratably among Philip Morris Participants in the Plan at the end of the year according to their eligible participant compensation as defined by the Plan.

The Company Contribution for the year is accrued by the Plan based upon the amount to be funded each year as determined by the PMI Compensation and Leadership Development Committee, as described above. Company Match Contributions are recorded in the period in which the participants contribute. Participants’ contributions are recorded in the period in which they are withheld by the Participating Companies.

Due to limitations under the Internal Revenue Code of 1986, as amended (the “Code”), certain amounts for highly compensated employees are not contributed to the Trust.

No contribution is required from any participant under the Plan. However, participants are automatically enrolled in the Plan to make before-tax contributions of three percent (3%) of their eligible compensation beginning with the first payroll period that is administratively practicable after the employee has completed 90 days of service. Employees that are automatically enrolled can elect not to make contributions or to contribute a different percentage of their eligible compensation.

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

Participants may make contributions on a before-tax and/or an after-tax basis to the Plan. Participants who are age 50 or older by the end of a Plan year are eligible to make before-tax catch-up contributions up to the limit prescribed in the Code. For 2009, the catch-up contribution was limited to $5,500. If a participant has not made the maximum after-tax contribution, he or she may make an additional after-tax contribution in a lump sum, subject to certain statutory limits. The percentage of compensation available for these contributions may vary from year to year and by Participating Company. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code. The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 2009, a participant’s before-tax contribution was limited to $16,500, with a Plan limitation of 15% of compensation on the total amount of before-tax and after-tax contributions. Before-tax catch-up contributions are not subject to these limits.

The Plan provides, in the event of a Change of Control (as defined in the Plan) of Philip Morris International Inc., for the Company Contribution for the year in which the Change of Control occurs and for two years thereafter at least equal to the lesser of (a) the percentage of participants’ compensation that was contributed to the Plan for the year prior to the year in which the Change of Control occurs, or (b) 10 percent of the participants’ aggregate annual compensation.

4.	Investments:

The following presents investments at December 31, 2009 and 2008 that represent 5 percent or more of the Plan’s net assets available for benefits (in thousands of dollars):

		December 31,
Identity	Description	2009	2008
Deutsche Pyramid Stable Value Fund	Commingled Fund	$47,784	$45,994
Vanguard Institutional Index Fund	Mutual Fund	36,420	28,280
Vanguard Intermediate-Term Treasury Fund	Mutual Fund	15,499	15,765
Fidelity Spartan Extended Market Index Fund	Mutual Fund	12,516	-
Fidelity Spartan International Index Fund	Mutual Fund	11,526	-
Philip Morris International Inc. Stock	Common Stock	47,480	41,898
Altria Group, Inc. Stock	Common Stock	11,535	9,927

During 2009, the Plan’s investments appreciated in value due to gains and losses on investments bought and sold, as well as held during the year, by $20,846 as follows (in thousands of dollars):

Mutual funds	$13,132
Common stock	7,714

$20,846

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

5.	Transactions with Parties-in-Interest:

The applicable Fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a statutory or regulatory exemption or a class exemption issued by the Department of Labor. The Plan invests in PMI Stock. During the year ended December 31, 2009, there were $12.6 million of purchases and $12.0 million of sales of PMI Stock. For the year ended December 31, 2009, the Plan earned $7.3 million in income, which includes dividends and stock appreciation, from the investment in PMI Stock. These transactions are exempt from the party-in-interest transaction prohibitions of ERISA. Certain Plan investments are shares of mutual funds managed by the Concord Street Trust, an affiliate of Fidelity Management Trust Company, the trustee as defined by the Plan. These transactions qualify as exempt party-in-interest transactions under ERISA.

6.	Plan Termination:

The Board of Directors of Philip Morris International Inc. (the “Board”) has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making the Company Contribution and/or Company Match Contributions to the Plan or to terminate the Plan. The Board has delegated to the Benefits Committee and the Administrator the right to amend the Plan, provided that the first year cost of such amendment does not exceed specified dollar limits. Each other Participating Company has the right to terminate its participation in the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

7.	Tax Status:

On July 7, 2008, PMI Global Services Inc., the sponsor of the Plan, filed a request for a determination letter that the Plan, effective as of January 1, 2008, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan is identical in all material respects to the Predecessor DPS Plan, which has received a determination letter from the Internal Revenue Service that it constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Administrator and the Plan’s ERISA counsel believe that the Plan is designed in accordance with the applicable provisions of the Code and the Administrator believes that the Plan is operated in accordance with the applicable provisions of the Code. The request for a determination letter was filed within the Plan’s remedial amendment period, therefore should any changes to the Plan be required to bring it into compliance with the Code, those changes may be adopted and made retroactively effective within 90 days of the issuance of the favorable determination letter without adversely affecting the Trust’s exemption from federal income taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

8.	Fair Value Measurements:

Effective January 1, 2008, the Plan adopted ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”), which establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	-	Quoted prices in active markets for identical assets or liabilities.

Level 2	-	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	-	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Plan Assets

Equity securities: Equity securities directly held by the Plan consist of common stocks with quoted prices in active markets. These securities have been classified within Level 1.

Mutual Funds and Money Markets: Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The net asset value of the mutual funds are based on prices in active markets. Money market funds are valued at amortized cost, which approximates fair value. These securities have been classified within Level 1.

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

Commingled Fund: The assets held in the commingled fund are classified within Level 2 and are valued at the net asset value of the underlying fund. The net asset value of the commingled fund is based on a quoted price in a market that is not active.

The aggregate fair value for Plan assets at December 31, 2009 and 2008 was as follows (in thousands):

	For the Year Ended Dec. 31, 2008	For the Year Ended Dec. 31, 2009	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds (1)	$71,521	$89,583	$89,583	$-	$-
Equity Securities	60,058	66,083	66,083
Commingled Fund	45,994	47,784		47,784
Participant Loans	674	891			891
Money Market Fund	760	726	726

Total Plan assets at fair value	$179,007	$205,067	$156,392	$47,784	$891

Hierarchy valuations at December 31, 2009 are consistent with December 31, 2008. See Note 4, Investments for additional disclosure on Plan assets.

Additionally, for the year ended December 31, 2009, the total amount of Participant loans was $891 thousand, which is classified as Level 3 Plan assets. This includes a net increase of $217 thousand for issuances and settlements.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.

(1)	Mutual Funds were comprised of U.S. and international investments, 82% and 18% respectively, at December 31, 2009.

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

9.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$209,318	$186,702
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	222	(3,617)

Net assets available for benefits per the Form 5500	$209,540	$183,085

The following is a reconciliation of total additions per the financial statements to the Form 5500 for the year ended December 31, 2009:

2009
Total additions per the financial statements	$34,640
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	3,839
Administrative expenses	106

Total income per Form 5500	$38,585

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

Schedule H - Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issuer, borrower,	Description of investment including maturity date, rate of interest, collateral,		Fair
lessor, or similar party	par, or maturity value	Cost (2)	Value
Deutsche Pyramid Stable Value Fund	Commingled Fund		$47,784,111
Vanguard Institutional Index Fund	Mutual Fund		36,420,272
Vanguard Intermediate-Term Treasury Fund	Mutual Fund		15,499,411
Fidelity Spartan Extended Market Index Fund*	Mutual Fund		12,515,659
Fidelity Spartan International Index Fund*	Mutual Fund		11,526,474
Vanguard Life Strategy Moderate Growth Fund	Mutual Fund		8,734,482
Vanguard European Stock Index Fund	Mutual Fund		4,886,566
Philip Morris International Inc. Stock*	Common Stock		47,479,715
Altria Group, Inc. Stock	Common Stock		11,535,401
Kraft Foods Inc. Stock	Common Stock		7,067,543
Fidelity Retirement Money Market Portfolio*	Money Market		723,273
Fidelity Cash Reserves Fund*	Money Market		2,383
Participant loans*			891,479
	Interest rates averaged 5.2% during 2009 Maturity dates through 2030

Total (1)			$205,066,769

*indicates party-in-interest

(1)	Adjustment from fair value to contract value for fully benefit-responsive investment contracts decrease of $221,660 is not reflected in total.
(2)	There are no non-participant directed investments, therefore cost is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Senior Vice President, Human Resources having administrative responsibility of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                         PHILIP MORRIS INTERNATIONAL

                                         DEFERRED PROFIT-SHARING

                                         PLAN

                                         By          /s/ Daniele Regorda

                                         Daniele Regorda

                                         Senior Vice President, Human Resources

Date: June 15, 2010